EXHIBIT 7C

For period ending 03/31/2011 file number 811-09253.

List the name of each series or portfolio and give a consecutive number to each series or portfolio starting with the number 1. Use this same numerical designation for each series or portfolio in the series information block in the top right corner of the screens submitted in this filing and in all subsequent filings on this form. This information is required each time the form is filed.

For the funds over #99, interested parties could refer to the most recent shareholder report for financial information.



Series
Number   Series Name                                                  Is this the last filing for this Series?
                                                                                      (Y/N)

172	Wells Fargo Advantage Pennsylvania Tax-Free Fund				N
176	Wells Fargo Advantage Health Care Fund						N
178	Wells Fargo Advantage Precious Metals Fund					N
179	Wells Fargo Advantage Utility & Telecommunications Fund				N


